Mail Stop 0409

October 14, 2004


Phillip H. McNeill, Sr.
Chief Executive Officer
Equity Inns, Inc.
7700 Wolf River Boulevard
Germantown, TN 38138

Re:	Equity Inns, Inc.
	Post-Effective Amendment No. 2 to Form S-3 Filed October 8, 2004 Registration No. 333-117421

Dear Mr. McNeill:

This is to advise you that we have reviewed only those portions of the above registration statement that relate to your risk factors section and internal controls disclosure. We have the following comments.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.




Risk Factors

Recently enacted and proposed changes in securities laws and regulations..., page 5

1. We note your response to prior comment 1 and reissue the comment. Your description of this risk factor is still generic. Please delete or revise to describe the specific risks to your company.

We may have difficulty implementing in a timely manner the internal controls..., page 5

2. We note your response to the fourth bullet point contained in prior comment 2. We further note from your response to prior comment 3 that your "scoping" process is already complete, that you have begun to test your internal control systems, and that you expect preliminary SAS 70 results from your management companies in the "near term." In light of this progress, we fail to understand why you consider yourself to be at risk of failing to comply with Section
404. Please revise to explain in detail the basis of your belief or delete this generic risk factor. In revising your disclosure, please explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

3. In the event you retain this risk factor, please make it clear that your inability to obtain reports or institute controls on a timely basis means your controls would be considered ineffective for purposes of Section 404. Here and in the body of this risk factor you continue to treat separately issues related to the filing of a late report and the effectiveness of your controls. These issues are in fact related.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Ossias at (202) 824-5331 with any other questions.


							Sincerely,



							Elaine Wolff
							Special Counsel


cc:	David C. Wright, Esq. (via fax)
	HUNTON & WILLIAMS, LLP
Equity Inns, Inc.
October 14, 2004
Page 1